

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2023

Jiawen Miao
Chief Executive Officer
Harden Technologies Inc.
Building 8, No. 6 Jingye Road
Zhongshan City
PR China 528400

       Re: Harden Technologies Inc.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed March 6, 2023
           File No. 333-269755

Dear Jiawen Miao:

      We have reviewed your amended registration statement and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Amendment no. 1 to Form F-1

Exhibit 23.1 Consent of Independent of Registered Public Accounting Firm, page 1

1.   Please file an updated consent from your auditor. Also, Friedman LLP should indicate in their consent that their report is duel dated.

      You may contact Joseph Cascarano, Senior Staff Accountant, at 202-551-3376 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham, Staff Attorney, at 202-551-6521 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Bradley A. Haneberg